EXHIBIT 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to use in this Registration Statement of Telesp Celular Participações S.A.(“TCP”) on Form F-4 of our report dated December 5, 2005 (which report expresses an unqualified opinion and includes explanatory paragraphs related to the differences between accounting practices adopted in Brazil and accounting principles generally accepted in the United States of America and the presentation of the consolidated statements of cash flows), relating to the financial statements of Celular CRT Participações S.A. (“Celular CRT”) as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004, and to the references to us under the heading “Part Eight: Legal and Regulatory Matters — Experts” in the Prospectus, which is part of this Registration Statement.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Sao Paulo, Brazil, December 15, 2005